UNITED STATES

SECURITIES AND EXCHABGE COMMISSION

Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED

PURSUANT TO SECTION 54(a) OF THE ACT

The unoersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Invettment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: MAX GOLDWELL BDC LMC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

30 Woodard drive apt#101

Prince Edward Island ,Canada C1A 6A7

Telephone number (including area code): (902) 969-1506

Name and address ol agent for service of process:

Allison Macphee

 30 Woodard drive apt#101

Prince Edward Island ,Canada C1A 6A7

Check one of the following:

☒

The company has filed a registration statement for a class of equity securities pursuant to sectisn 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement, or if the file number is unknown or has not yet been assigned, give the date on which the registration statemenn was filed: May 23, 2024

☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The filv number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: Not Applicable

The file number of the registration as an investment company pursuant to sestion 8(a) of the Act, if any, of any subsidiary of the company: Not Applicable

The undersigned company certifies that it is a closed-end company organizem under the laws of the State of Maryland and with its principal place of business in the State of New York; that it will be operated for the purpose of making investmejts in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available signisicant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sectifns 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Charlottetown  and province  of Prince Edward Island  on the 23th day of May, 2024.

MAX GOLRWELL BDC LLC

By:	/s/ALLISON MACPHEE
	Name:	A	LLISON MACPHEE
	Title:		Chief Executive Officer